Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on March 8, 2021, at 3:00 p.m. Israel time. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	Amendment of terms of all outstanding options previously granted to those members of the Board of Directors, who are not external directors, and to Mr. Haim Siboni, Ms. Sivan Siboni Scherf and employees of Magna B.S.P Ltd. (“Magna Personnel”).

2.	Payment of a bonus to Mr. Haim Siboni.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached Proxy Statement.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://ir.foresightauto.com/ and on Form 6-K as promptly as practicable, and will be made available to the public on the U.S. Securities and Exchange Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Shareholders of record at the close of business on February 1, 2021 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s ordinary shares, no par value (the “Ordinary Shares”) represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than March 8, 2021, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than March 8, 2021, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Michael Gally
Chairman of the Board of Directors

January 29, 2021

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 8, 2021

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we,” “us” or “our”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on March 8, 2021, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://ir.foresightauto.com/ and on Form 6-K as promptly as practicable, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposal No. 1.1 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals No. 1.2 and 2 described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposals, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For the background regarding the Company’s election to submit Proposals no. 1.2 and 2 to the shareholders’ approval by Special Majority, see Proposals no. 1 and 2 herein.

Any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the meeting, may do so by submitting such proposed additional item, in writing, to the Company’s offices, c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than February 5, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than February 12, 2021, to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of American Depositary Shares representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than February 26, 2021. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

 To Amend the terms of all OUTSTANDING options PREVIOUSLY granted to ALL members of the board of direcTors, WHO ARE NOT EXTERNAL DIRECTORS, to Mr. Haim Siboni, Ms. Sivan Siboni Scherf and MAGNA PERSONNEL

Up to the date of this Notice, the Company’s shareholders approved, following the approval of the Financial Statements Review, Audit and Compensation Committee of the Board of Directors (the “Committee”) and the Board of Directors, the following grants of equity-based compensation to its non-executive and non-external directors (but including Mr. Michael Gally) (the “Eligible Directors”): (i) on January 26, 2017, each of Messrs. Ehud Aharoni and Michael Gally, and on July 17, 2017, Ms. Vered Raz Avayo, were awarded options to purchase up to 300,000 Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date; (ii) on June 10, 2018, Mr. Michael Gally, in his capacity as the Chairman of the Company’s Board of Directors, was awarded additional options to purchase up to 100,000 Ordinary Shares of the Company, one third of such options vested on April 1, 2019, and the balance vest in 8 equal quarterly portions thereafter, and are exercisable for a period of 36 months following the respective vesting date (options granted under (i) and (ii) above - the “Initial Equity Grant”); and (iii) on September 23, 2019, each of Mr. Michael Gally, Ms. Vered Raz-Avayo and Mr. Ehud Aharoni was awarded additional options to purchase up to 300,000 Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date (the “Additional Equity Grant”). On September 23, 2019, the shareholders also approved, following the approval of the Committee and the Board of Directors, an extension for an additional year of the respective exercise periods of the options vested during 2017 and 2018 under the Initial Equity Grant, so that the exercise period thereof will be four years following their vesting.

On April 27, 2017, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, respectively, the grant of: (i) options to purchase 2,000,000 Ordinary Shares to Mr. Haim Siboni, the Company’s Chief Executive Officer, director and its then controlling shareholder (“Mr. Siboni’s Initial Options”); and (ii) options to purchase 150,000 Ordinary Shares to Mr. Siboni’s daughter, Ms. Sivan Siboni Scherf, the Company’s VP Human Resources (“Ms. Siboni Scherf’s Initial Options”). Mr. Siboni’s and Ms. Siboni Scherf’s Initial Options vested in 12 equal quarterly portions beginning January 1, 2017, and over a period of 36 months. Each vested option is exercisable for a period of 36 months following its vesting date.

On July 17, 2017, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, respectively, the grant of options to purchase 970,000 Ordinary Shares under the Company’s 2016 Equity Incentive Plan (the “Magna Personnel Initial Options” and the “Plan”), to 12 employees and officers of Magna – B.S.P. Ltd. (the “Magna Personnel” and “Magna,” respectively), the Company’s then controlling shareholder. The Magna Personnel are engaged in providing software development services to Foresight Automotive Ltd., the Company’s wholly owned subsidiary (the “Subsidiary”), under the software development agreement between the Subsidiary and Magna, which was approved by the Company’s shareholders on January 28, 2019 for an additional period of up to three years. Magna Personnel Initial Options vested in 12 equal quarterly portions beginning January 1, 2017, and over a period of 36 months. Each vested option is exercisable for a period of 36 months following its vesting date.

On July 16, 2020, following the approval of the Committee and the Board of Directors, respectively, the Company’s shareholders approved to extend for an additional year the respective exercise periods of all Mr. Siboni’s, Ms. Siboni Scherf’s and Magna Personnel Initial Options, so that the exercise period thereof will be four years as of their respective vesting dates.

On July 16, 2020, following the approval of the Committee and the Board of Directors, the Company’s shareholders approved the grant of: (i) options to purchase 4,113,000 Ordinary Shares to Mr. Haim Siboni, (“Mr. Siboni’s Additional Options”); (ii) options to purchase 700,000 Ordinary Shares to Ms. Sivan Siboni Scherf (“Ms. Siboni Scherf’s Additional Options”); and (iii) options to purchase 950,000 Ordinary Shares to Magna Personnel (the “Additional Magna Personnel Options”), under the Plan. Mr. Siboni’s Additional Options, Ms. Siboni Scherf’s Additional Options and Additional Magna Personnel Options vest in 12 equal quarterly portions over a period of 36 months and are exercisable for a period of 36 months following their respective vesting date.

It is proposed, following the approval of the Committee and the Board of Directors, respectively, to approve a change in exercise periods of all the outstanding options previously granted to the Eligible Directors, Mr. Siboni, Ms. Siboni Scherf and Magna Personnel as set forth in this Proposal no. 1, so that the exercise periods thereof shall be 7 years from the date of grant of each option (the “Exercise Period Extension”).

Except as described above, all other terms of the Mr. Sibon’si, Ms. Siboni Scherf’s, Magna Personnel Initial and Additional Options and the Eligible Directors’ Initial and Additional Equity Grants, including the exercise prices thereof, shall remain unchanged.

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their directors, as well as their controlling shareholders by its audit or compensation committee, board of directors and shareholders (in that order; by Simple Majority and Special Majority, respectively). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Magna and/or Mr. Siboni, nevertheless, for the sake of good order, and taking into consideration that Mr. Siboni, through Magna, was a controlling shareholder on the date on which certain of the options had been granted to Mr. Siboni, as well as to the Magna Personnel and Ms. Siboni Scherf, and Magna continues to provide service to the Subsidiary, the Company considers Mr. Siboni, Ms. Siboni and Magna Personnel Exercise Period Extension as a transaction with a controlling shareholder and therefore also submits it to approval of the Company’s shareholders by Special Majority.

In making its recommendation with regard to the Exercise Period Extension, the Committee and the Board of Directors each considered various factors, including, among others, the fact that the Company has recently changed its policy in regards to the exercise periods of all the outstanding options previously granted to all the Company’s employees and officers to 7 years from the grant date of each respective option, to correspond to research and development and commercialization cycles in automotive industry; therefore, the Exercise Period Extension is intended to create similar incentives to all Company’s employees and the Eligible Directors, Mr. Siboni, Ms. Siboni Scherf and the Magna Personnel.

The Committee and the Board of Directors found the Exercise Period Extension reasonable under the circumstances, under market conditions, and that the approval thereof is in the Company’s best interests and is in accordance with the Company’s compensation policy.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to extend the exercise periods of all the outstanding options previously granted to the Eligible Directors as set forth in Proposal No. 1 of the Proxy Statement, so that the exercise periods thereof shall be 7 years from the date of grant of each option.”

2.	“RESOLVED, to extend the exercise periods of all the outstanding options previously granted to Mr. Siboni, Ms. Siboni and Magna Personnel as set forth in Proposal No. 1 of the Proxy Statement, so that the exercise periods thereof shall be 7 years from the date of grant of each option.”

The approval of Proposal 1.1 as described above, requires the affirmative vote of a Simple Majority. The approval of Proposal 1.2 as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 2

to Approve Payment of a bonus to Mr. Siboni

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and member of the Board of Directors since January 2016.

It is proposed, following the approval of the Committee and the Board of Directors, respectively, to approve payment of a one-time bonus to Mr. Siboni (or to a company controlled by him) for the year 2020, of NIS 320,000 (approx. US $100,000), plus VAT (“Mr. Siboni’s Bonus”), which represents the equivalent of approximately five monthly salaries of Mr. Siboni.

In making its recommendation to the Company’s shareholders with regard to the approval of Mr. Siboni’s Bonus, the Committee and the Board of Directors each have considered various factors, including, among others, (i) the Company’s progress and achievements during 2020, despite the impact of COVID-19, including in the Company’s research and development activities as well as fundraising activities, which resulted in the aggregate proceeds of approx. US $48 million to the Company; (ii) whether Mr. Siboni’s compensation, including Mr. Siboni’s Bonus, reflects a fair and reasonable value for his services and whether his total compensation, taking into consideration Mr. Siboni’s Bonus, is considered customary for such positions in companies of similar scopes of activities; (iii) the factors included in the Company’s compensation policy, including Mr. Siboni’s position, responsibilities and previous compensation arrangements, including the fact that Mr. Siboni’s monthly salary has not been increased since 2016.

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders by its audit or compensation committee, board of directors and shareholders (in that order). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Magna and/or Mr. Siboni, nevertheless, for the sake of good order and good corporate practice, the Company will act as if this transaction is a transaction with a controlling shareholder, and therefore will submit the payment of Mr. Siboni’s Bonus to the approval of the Company’s shareholders by Special Majority.

The Committee and the Board of Directors found that the payment of Mr. Siboni’s Bonus is reasonable under the circumstances, under market conditions, and that the approval thereof is in the Company’s best interests. The payment of Mr. Siboni’s Bonus is not in accordance with the Company’s compensation policy, since the compensation policy does not provide for payment of a discretionary bonus in the proposed amount.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to approve payment of the Mr. Siboni’s Bonus, as set forth in Proposal No. 2 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED January 29, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN January 29, 2021, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Michael Gally, Chairman of the Board of Directors

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, the Company’s Chief Executive Officer, and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on March 8, 2021, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON MARCH 8, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To adopt the following resolutions:

1.1.	To extend the exercise periods of all the outstanding options previously granted to the Eligible Directors as set forth in Proposal No. 1 of the Proxy Statement, so that the exercise periods thereof shall be 7 years from the date of grant of each option.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.2.	To extend the exercise periods of all the outstanding options previously granted to Mr. Siboni, Ms. Siboni and Magna Personnel as set forth in Proposal No. 1 of the Proxy Statement, so that the exercise periods thereof shall be 7 years from the date of grant of each option.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the Exercise Period Extension, as set forth in Proposal No. 1 of the Proxy Statement?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 1.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 1.2.

2.	To approve payment of the Mr. Siboni’s Bonus, as set forth in Proposal No. 2 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

 2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the payment of the Mr. Siboni’s Bonus, as set forth in Proposal No. 2 of the Proxy Statement?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________
NAME	SIGNATURE	DATE

_____________	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.